Filed by Tumbleweed Communications Corp. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                                               Subject Company: Valicert, Inc.
                                                 Commission File No: 000-31109


         On February 19, 2003, Tumbleweed Communications Corp. and Valicert, Inc. conducted a conference call to discuss the merger between Tumbleweed and Valicert. The audio replay of the conference call has been made available to the public on Tumbleweed's web site. The text of transcript of the conference call follows.

ADDITIONAL INFORMATION

Tumbleweed and Valicert intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Tumbleweed and Valicert. Investors and security holders of Tumbleweed and Valicert are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Tumbleweed, Valicert and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Tumbleweed or Valicert with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Tumbleweed by contacting Tumbleweed Investor Relations, 700 Saginaw Drive, Redwood City, California 94063, (650) 216-2000 or by accessing Tumbleweed's website at www.tumbleweed.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Valicert by contacting Valicert Investor Relations, 1215 Terra Bella Avenue, Mountain View, California 94043, (650) 567-5400 or by accessing Valicert's website at www.valicert.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

Tumbleweed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. A list of the names of Tumbleweed's executive officers and directors, and a description of their respective interests in Tumbleweed, are set forth in the proxy statement for Tumbleweed's 2002 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2002. Investors and security holders may obtain additional information regarding the interests of Tumbleweed's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Valicert and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. A list of the names of Valicert's executive officers and directors, and a description of their respective interests in Valicert, are set forth in the proxy statement for Valicert's 2002 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2002. Investors and security holders may obtain additional information regarding the interests of Valicert's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.


OPERATOR: Good day, ladies and gentlemen, and welcome to the Tumbleweed Communications conference call. At this time all participants are in a listen only mode. Later, we will conduct a question and answer session and instructions will follow at that time. As a reminder, this conference call is being recorded. I would now like to introduce your host for today's conference, Mr. Dan Etchevers. Mr. Etchevers, you may begin.

DAN ETCHEVERS, INVESTOR RELATIONS, TUMBLEWEED COMMUNICATIONS: Thank you. Good morning and welcome. I'm Dan Etchevers with Investor Relations at Tumbleweed. Today's presentation will be made by Jeff Smith, Chairman and CEO of Tumbleweed Communications; John Vigouroux, President and CEO of Valicert; and Doug Sabella, President and Chief Operating Officer of Tumbleweed. Jeff will begin with a brief discussion of the motivations for the proposed merger. John will then share the views from the Valicert perspective. And finally, Doug will discuss the anticipated operational and financial impact. There will be a brief question and answer period following our prepared remarks, at which time we will be joined by Timothy Conley and Greg Capitolo, Chief Financial Officers of Valicert and Tumbleweed respectively.

Before we begin, please be advised that during this call we will make a number of forward looking statements, which are statements regarding future events, including the future financial performance of the company. These forward-looking statements are not guarantees of future results and, in fact, we wish to caution you that actual results could differ materially from those projected in the forward-looking statements made during this call. As part of that caution, we refer you to the documents that Tumbleweed and Valicert file from time to time with the Securities and Exchange Commission, and especially the section titled risk factors in these documents. In particular, Tumbleweed performed 10-K, filed March 29th, 2002, and its Form 10-Q, file November 14th, 2002. And Valicert performed 10-K, filed April 1st, 2002 and it's Form 10-Q, filed November 13th, 2002. These documents identify important factors that could cause actual results to differ materially from those contained in any forward-looking statements. As a reminder, today's call is being recorded and will be accessible on our website, Tumbleweed.com and Valicert.com. The phone replay will also be available at 763-925-2510, conference number 76948. With that, I'd like to introduce Jeff Smith, Tumbleweed's Chairman and CEO.

JEFF SMITH, CHAIRMAN/CEO, TUMBLEWEED COMMUNICATIONS: Thank you, Dan. Good morning and thanks for joining us. We're excited to share with you our news this morning. Valicert and Tumbleweed have agreed to merge in a stock for stock transaction that we expect to close in Q2 or Q3. The details are spelled out in a press release that went out last night and we'll be happy to answer any questions about the particulars in a few moments, but first I'd like to share my thoughts about why this combination makes so much sense for both Valicert and Tumbleweed and how the merged organization will benefit our stakeholders, including customers, partners, employees and shareholders.

Enterprises would like to automate and move more of their business processes online to take advantage of the Internet's potential for reducing costs and increasing efficiencies. However, concerns about security, regulatory compliance, unsolicited e-mail or SPAM and malicious code have impeded that migration. In addition, the productivity gains that CIOs and CTOs hoped would come from online automation have not yet been fully realized, due in part to the complexity of integrating legacy systems with file transfer systems and e-mail. Furthermore, important financial and military systems have been unable to make use of Internet technologies due to an inability to strongly validate the identity of the users of the system. In order to make messaging robust enough to be suitable for these mission critical applications, customers require more security, control, automation and integration. Both Tumbleweed and Valicert have seen that there is tremendous value in bringing all of these capabilities to enterprise class messaging. We're both technology innovators and early market entrants and now we are both acknowledged leaders in our respective domains. Why have we decided to join with Valicert now?

For us, it will allow us to immediately expand our addressable market without a huge startup investment. Valicert's offerings are synergistic with Tumbleweed's. We really do not have any significant product overlap, yet we focus on similar accounts and large enterprise target markets such as healthcare, finance and government sectors. In fact, we already share a number of similar accounts and prospects. A good way to think about our offerings and to compare the two is to consider the nature of communications that we both address. At Tumbleweed we have focused more on person-to-person communications systems like electronic mail and system to person communications systems such as automated statement delivery. Valicert, by contrast, is focused more so on system-to-system communications and requires stronger authentication and security, such as EDI and electronic funds transfer applications. We each have capabilities that our customer value, but neither of us has been able to address all of their messaging requirements until now.

Today, many enterprises are investing in a limited number of vendors that service them. With this combination, we will gain a larger footprint in the eyes of CIOs by addressing more of their pressing concerns. The larger bundle of applications we can deliver will also help to continue to drive up our ASPs, which has been a corporate goal for Tumbleweed over the last several quarters. Moreover, by merging companies we will increase our critical mass, promising stronger financial controls, greater stability, which in turn should help reduce our collective sales cycles. And since we have multiple common target customers, ongoing support costs should decline as well.

In summary, Valicert and Tumbleweed both have deep domain expertise and adjacent and complimentary application areas and similar target markets. Together we can offer a more comprehensive suite of applications to better serve our expanding customer basis. With that overview, I'd like to turn the call over to John Vigouroux, President and CEO of Valicert. John.

JOHN VIGOUROUX, PRESIDENT AND CEO, VALICERT: Thank you, Jeff. We are also very excited to be joining forces with Tumbleweed at this time. Over the last 12 months, Valicert has made the right decisions as we progress towards profitability. We have refocused the company on the secure data transfer market, which represents a large opportunity. We have successfully released the first enterprise addition of our secure transport product and industry analysts have recognized us as a leader in this growing market segment. We reduced our costs and expenses to bring them in line with our revenue and immediately began considering how we could really accelerate our growth, while maintaining the commitment to achieve profitability. We realize that one very good reason to partner with a company that has a similar vision and synergistic products in the market that we serve so that we can leverage some economy to scale as well as enhance our financial stability. Tumbleweed met all of our criteria, good strategic fit with our direction, excellent management, stable finances, strong products and a loyal customer base. We have established Valicert as the premier provider of secure data transfer and certificate validation software for enterprise customers and financial institutions. Merging with Tumbleweed will allow us to bring more functionality to our mutual customers and incrementally expand into each other's customer base. The opportunities are clear. For example, Tumbleweed counts five of the top ten U.S. banks and nine Blue Cross and Blue Shield organizations as customers, while Valicert has seven of the top ten U.S. Banks and five Blue Cross Blue Shield organizations as customers. Both companies provide software to the U.S. Department of Defense and numerous government agencies.

Now that we have brought Valicert close to profitability, our customers, partners, employees and shareholders will all benefit from the experienced management team that Tumbleweed and Valicert have assembled and the stability that will come from an even stronger financial position that we expect from the combined company? Valicert employees will continue to report to me in my new role as senior vice president and general manager of the Valicert division of Tumbleweed. Dough Sabella and I will jointly lead the transition team because we want the integration to have the executive level leadership and focus necessary to ensure success. As we have worked together over the past several weeks, I have gotten to know some of the Tumbleweed staff. I have been impressed with their diligence, professionalism, expertise and integrity. I am truly proud to join this outstanding team that looks forward to working hard for the benefits of all of our customers and employees. At this time I'll turn the call over to Doug Sabella, Tumbleweed's President and Chief Operating Officer.

DOUG SABELLA, PRESIDENT AND CHIEF OPERATING OFFICER, TUMBLEWEED
COMMUNICATIONS: Thanks, John. Jeff and John have mentioned some of the product and strategic issues. I'd like to talk a little bit about some of the financial and operational benefits. A good strategic match is necessary, but not sufficient for us to move ahead with a merger. We also needed to see the financial benefits of the transaction. We believe that the progress that merging with Valicert at this time will accelerate our revenue growth and our progress towards profitability. We believe that the merger will be accretive to earnings by the end of the year, if not sooner. In response to the continuing difficult economic environment, both companies have streamlined product lines and rationalized sales forces. Both companies have direct sales forces in North America and work closely with partners and distributors overseas, serving many of the largest global organizations in the same target sectors. We've both made a number of difficult decisions to improve efficiencies and reduce costs. Now we are looking to maximize the benefits and reap the rewards. We see the opportunities to further reduce costs beyond the steps we have taken individually.

In addition to approving sales efficiencies, there are other potential savings from combining our two companies. There is significant overhead associated with being a public corporation, not just reporting costs, but also leases on office space, two sets of corporate identity investments, such as website, branding, logos, trademarks, public relations, investor relations and on and on. We feel strongly that we really only need to pay these costs once and that they ought to be advertised over a larger revenue base that comes from merging with Valicert. Integration and consolidation should progress rapidly because our headquarters are only a few miles apart and our direction and responsibilities are well defined. For employees, Valicert will assume the Tumbleweed options programs. With these anticipated cost savings and our goals for accelerating revenue growth, we believe that the merged company will achieve operating profitability by the fourth quarter of this year. That concludes our prepared remarks. We are now ready to take questions. Operator? Operator, any questions?

OPERATOR: If you do have a question at this time, please press the one key on your touchtone telephone. If the question has been answered or you wish to remove yourself from the cue, please press the pound key. Our first question is from Steve Sigmond of RBC Capital Market.

STEVE SIGMOND, RBC CAPITAL MARKET: Hey guys, it's Steve Sigmond.
Congratulations.

VIGOUROUX: Thank you.

SABELLA: Thank you.

SIGMOND: For those of us that might be less familiar with the Valicert business, can you just walk us through in a little bit more detail some of the customer metrics and I particularly would like to get some color on some of Valicert's larger deployments, what exactly it is that they're doing with the services and maybe how you see that integrating with Tumbleweed.

SABELLA: Let me turn it over to Dave Jevans, our head of marketing.

DAVE JEVANS, SENIOR VP, MARKETING & CORPORATE DEVELOPMENT, VALICERT: Good morning, everyone. Just as far as customer metrics for Valicert and our secure communications software products, we are pleased to announce that we have seven of the top ten largest U.S. banks as customers. We have five Blue Cross Blue Shield organizations of customers. We now have six of the top ten European banks of customers, three of the top five Canadian banks are our customers and I think very excitedly we are also making in roads into the Fortune 500. There are 42 Fortune 500 customers and if you look at the global 500, we have about 50 of them. Let me just give you a few examples of how our software is being used by these customers. Typically what companies are doing is sending data between themselves for high value communications, things such as payments, invoices, patient record information, any kind of sensitive and protected information that can benefit from automation and integration on both sides of the customer or of the partner or at the financial institution. It's very complimentary to e-mail communications, which would be used for sending statement information or customer communications. Does that give a good overview of the business?

SIGMOND: It does. And can you talk also about the business model? Is this a subscription service? Is it per transaction? And how is that going to change, if at all, as part of Tumbleweed?

JEVANS: Valicert currently operates on a software license business model, so our software is licensed and it is typically licensed upon a per server and per user basis and then, of course, we have the standard annual maintenance fees and there is some element of professional services, but it's not a large portion of the revenue.

SABELLA: Steve, this is Doug Sabella. Our models are really similar in terms of how we go about pricing CPU based licensing, et cetera. Naturally there are always the devils in the details on terms and conditions, et cetera, but we'll be working through those during the integration process, but in general the business models are really aligned quite well.

SIGMOND: What is the head count currently at Valicert?

VIGOUROUX: We're about 109, including 46 in India.

SABELLA: So the equivalent of that would be probably more like 68 people if you think in terms of the cost factors.

SIGMOND: OK. And the last question, you guys indicated profitability Q4. It looks like Valicert is at about 3 million a quarter in revenue. Do you anticipate that revenue level continuing or would there be products or services that you would discontinue that might be somewhat overlapping where we wouldn't have that, kind of 3 million a quarter revenue base to factor in any more?

VIGOUROUX: So this is John Vigouroux. We've shared on our last Q4 conference call that going forward we would be profitable by the end of Q2 and that we were targeting from a revenue range anywhere from 2.5 to 3.5 million.

SABELLA: And Steve, in terms of the product overlap, these products really are complimentary so that as we look to put our plans together in terms of consolidation in the product lines, we don't see much of that going forward.

SIGMOND: OK. Great. Thanks. Congratulations.

SABELLA: Thank you, Steve.

VIGOUROUX: Thanks.

OPERATOR: Thank you. Our next question is from Alan Weinfeld of Fulcrum Global Partners.

ALAN WEINFELD, FULCRUM GLOBAL PARTNERS: Congratulations, guys. With these businesses combined, would you compete more with some of the features of a Verisign or an Entrust with the certificate stamp with the online payment?

JEVANS: Alan, this is Dave Jevans of Valicert. We would not be in any way competitive with those offerings. We are very much complimentary with the offerings of vendors such as Entrust and Verisign. There are two aspects to their business, particularly on the Verisign side. One is on the certificate issuance and we are complimentary to that with our consolidation product, which is used in a large number of financial institutions and government agencies. Secondarily, Verisign does operate a consumer payment business, which is a processing business, and that they acquired from Signio some years ago. If, in fact, they move into business payments, it's still quite complimentary because again, that's a profiting business and our customer base tends to be financial institutions and, in fact, payment processors who use our software to connect to customers, so I see it as 100 percent complimentary.

WEINFELD: So is the new competitive landscape mostly private companies for the combined company?

JEVANS: That's correct. There are a number of smaller private companies in the secure communications and EDI market. However, I would say on the Valicert side, and certainly I think as a combined company we will continue to compete with Sterling Commerce, which is now owned by SBC Communications.

SMITH: And this is Jeff piping in. Alan, we think bringing together the Valicert and Tumbleweed offerings create really the best in breed class for enterprise quality messaging applications for security. So that's one of the reasons why we're excited about it. We've had customers asking us for what Valicert has and what we have for over a year now and I think that John could probably say the same his experience over the past six months at Valicert. And in expanding our product space into these new directions, we think, allows us to become more strategic for those customers. And again, driving a higher ASP on a reduced sales cycle.

VIGOUROUX: Right. And we - and another way of looking at it - this is John - we've almost a third of our RFPs requesting at some point in time for secure messaging and we believe on the Tumbleweed side for file transfer, secure communications, there's a strong request for it- so we're essentially tripling a sales force without adding any cost to it. And cross-referencing our large hundreds of customers will add significant value while reducing costs.

SMITH: Yes. And I'll just briefly elaborate, one of the top five financial institutions in the United States actually has an application deployed today utilizing both Tumbleweed and Valicert's technology to address that application, the payment processing application. We also share a handful of accounts. One example would be one of the large Blue Cross Blue Shield organizations and southern - southeastern United States where we're both deployed and mission critical for the account, but today we haven't been integrated and we're hoping to begin integrating those applications over time, so two different examples with two fairly large accounts.

WEINFELD: Would that be the Blue Cross Blue Shield of Florida?

SMITH: Yes.

WEINFELD: Greg - I was just curious, would there be a lockup on these shares and would there be a certain time period that that would go over?

GREG CAPITOLO: Alan, this is Greg Capitolo. Yes, there is a lock up for a period of time and it will be extended post closing and that information has not been disclosed yet and will be disclosed in the S4 when we file that and we hope to file that within the next 30 days.

WEINFELD: Great. Thank you.

OPERATOR: Thank you. Again, if you do have a question, please press the one key on your touch tone telephone. I'm showing no further questions at this time. I'd now like to turn the program back to you.

ETCHEVERS: OK. Thank you for joining us and we look forward to talking to you later on. Good morning.

OPERATOR: Ladies and gentlemen, this concludes today's conference. Thank you for your participation. You may disconnect at this time. Have a great day.

END

FORWARD LOOKING STATEMENTS

Tumbleweed and Valicert caution that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions. For further cautions about the risks of investing in Tumbleweed or Valicert, we refer you to the documents Tumbleweed and Valicert file from time to time with the Securities and Exchange Commission, particularly Tumbleweed's Form 10-K filed March 29, 2002 and Form 10-Q filed November 14, 2002, Valicert's Form 10-K filed April 1, 2002 and Form 10-Q filed November 13, 2002, and the registration statement relating to the acquisition to be filed subsequently. In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

Tumbleweed and Valicert assume no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies' expectations only as of the date of this release and should not be viewed as a statement about the companies' expectations after such date. Although this release may remain available on the companies' websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.